Exhibit 99.1

Press Release Regulated information 2 February 2017 5.00 pm CET

Information on the total number of voting rights and

shares (Articles 15 of the Law of 2 May 2007)

Celyad SA (NYSE Euronext Brussels and NYSE Euronext Paris: CYAD), disclose the information required under article 15, § 1 of the Law of 2 May 2007 regarding the disclosure of important shareholdings in listed companies.

Following the exercise of 207,250 warrants of the Company on 1 February 2017, the share capital is increased to 33,117,973.63 EUR and is represented by 9,520,853 shares.

FIGURES – MODIFIED ON 1 FEBRUARY 2017 FOLLOWING THE EXERCISE OF WARRANTS

New shares issued following the exercise of Company’s warrants: 207,250.

Company’s share capital: 33,117,973.63 EUR.

Total number of shares with voting rights: 9,520,853.

Total number of voting rights (= denominator): 9,520,853.

STATUTORY THRESHOLDS – UNCHANGED

Statutory thresholds for participation (article 12 of the by-laws): 5%, 10%, 15%, 20% and so by increments of 5%.

CONTACT PERSON FOR REGULATED INFORMATION (FINANCIAL, TRANSPARENCY)

According to Law, any transparency declaration must be sent to our Company by email to the attention of Patrick Jeanmart, Chief Financial Officer (CFO): pjeanmart@celyad.com.

Further questions about the content of this release can be sent to investors@celyad.com.

***END***

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Press Release Regulated information 2 February 2017 5.00 pm CET

About Celyad

Celyad is a clinical-stage biopharmaceutical company focused on the development of specialized cell-based therapies. The Company utilizes its expertise in cell engineering to target severe diseases with significant unmet need, including cancer. Celyad’s Natural Killer Receptor based T-Cell (NKR-T) platform has the potential to treat a broad range of solid and liquid tumors. Its lead oncology candidate, the CAR-T NKR-2, has been evaluated in a single dose escalation Phase I clinical trial to assess the safety and feasibility of CAR-T NKR-2 cells in patients suffering from AML or MM. This Phase I study was successfully completed in September 2016. Celyad was founded in 2007 and is based in Mont-Saint-Guibert, Belgium, and Boston, Massachusetts. Celyad’s ordinary shares are listed on the Euronext Brussels and Euronext Paris exchanges, and its American Depository Shares are listed on NASDAQ Global Market, all under the ticker symbol CYAD. For more information about Celyad, please visit: www.celyad.com

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Forward looking statements

In addition to historical facts or statements of current condition, this press release contains forward-looking statements, including statements about the potential safety and feasibility of CAR-T NKR-2 cell therapy and C-Cure, which reflect our current expectations and projections about future events, and involve certain known and unknown risks, uncertainties and assumptions that could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements.

These forward-looking statements are further qualified by important factors, which could cause actual results to differ materially from those in the forward-looking statements, including risks associated with conducting clinical trials; the risk that safety, bioactivity, feasibility and/or efficacy demonstrated in earlier clinical or pre-clinical studies may not be replicated in subsequent studies; risk associated with the timely submission and approval of anticipated regulatory filings; the successful initiation and completion of clinical trials, including Phase III clinical trials for C-Cure® and Phase I clinical trial for CAR-T NKR-2; risks associated with the satisfaction of regulatory and other requirements; risks associated with the actions of regulatory bodies and other governmental authorities; risks associated with obtaining, maintaining and protecting intellectual property, our ability to enforce our patents against infringers and defend our patent portfolio against challenges from third parties; risks associated with competition from others developing products for similar uses; risks associated with our ability to manage operating expenses; and risks associated with our ability to obtain additional funding to support our business activities and establish and maintain strategic business alliances and business initiatives.

A further list and description of these risks, uncertainties and other risks can be found in the Company’s Securities and Exchange

Commission filings and reports, including in the Company’s Annual Report on Form 20-F filed with the SEC on April 8, 2016 and future filings and reports by the Company. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. The Company expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation.

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